# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rise Gold Corp., CIK 0001424864
CUSIP: 76760R100
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 345 Crown Point Circle, Suite 600, Grass Valley, California (CA), 95945
Date of event which requires filing of this statement: 10/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001578684

## Reporting persons
- Abdiel Capital Advisors, LP: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 26,378,262; sole dispositive power 0; shared dispositive power 26,378,262; aggregate amount beneficially owned 26,378,262 (19.99% of the class); the aggregate amount excludes certain shares
  Comment: Row 6, 8 and 9. Comprised of (i) 14,791,440 shares of Common Stock (consisting of 4,656,007 held by Abdiel Investments LP and 10,135,433 held by Investment Group of Abdiel LP) and (ii) 11,586,822 shares of Common Stock issuable upon exercise of warrants (consisting of 3,647,267 held by Abdiel Investments LP and 7,939,555 held by Investment Group of Abdiel LP) with an exercise price of US$0.45 per share. The warrants (consisting of 4,656,007 held by Abdiel Investments LP and 10,135,433 held by Investment Group of Abdiel LP) are for the purchase of a total of up to 14,791,440 shares of Common Stock. The Reporting Person is prohibited from exercising the warrants if, as a result of such exercise, the Reporting Person (collectively with certain other parties, the "Attribution Parties") would beneficially own more than 19.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the "Beneficial Ownership Blocker"). As such, the warrants can currently only be exercised for 11,586,822 shares of Common Stock (consisting of 3,647,267 exercisable by Abdiel Investments LP and 7,939,555 exercisable by Investment Group of Abdiel LP).
  
  Row 10. Excludes 3,204,618 shares of Common Stock underlying warrants (consisting of 1,008,740 held by Abdiel Investments LP and 2,195,878 held by Investment Group of Abdiel LP) that are not currently exercisable because their exercise would result in exceeding the Beneficial Ownership Blocker described above.
- Abdiel Investments LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,303,274; sole dispositive power 0; shared dispositive power 8,303,274; aggregate amount beneficially owned 8,303,274 (6.29% of the class); the aggregate amount excludes certain shares
  Comment: Row 6, 8 and 9. Comprised of (i) 4,656,007 shares of Common Stock and (ii) 3,647,267 shares of Common Stock issuable upon exercise of a warrant with an exercise price of US$0.45 per share. The warrant is for the purchase of a total of up to 4,656,007 shares of Common Stock. The Reporting Person is prohibited from exercising the warrant if, as a result of such exercise, the Reporting Person (collectively with certain other parties, the "Attribution Parties") would beneficially own more than 19.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the "Beneficial Ownership Blocker"). As such, the warrant can currently only be exercised for 3,647,267 shares of Common Stock.
  
  Row 10. Excludes 1,008,740 shares of Common Stock underlying warrants that are not currently exercisable because their exercise would result in exceeding the Beneficial Ownership Blocker described above.
- Abdiel Investments GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,303,274; sole dispositive power 0; shared dispositive power 8,303,274; aggregate amount beneficially owned 8,303,274 (6.29% of the class); the aggregate amount excludes certain shares
  Comment: Row 6, 8 and 9. Comprised of (i) 4,656,007 shares of Common Stock and (ii) 3,647,267 shares of Common Stock issuable upon exercise of a warrant with an exercise price of US$0.45 per share. The warrant is for the purchase of a total of up to 4,656,007 shares of Common Stock. The Reporting Person is prohibited from exercising the warrant if, as a result of such exercise, the Reporting Person (collectively with certain other parties, the "Attribution Parties") would beneficially own more than 19.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the "Beneficial Ownership Blocker"). As such, the warrant can currently only be exercised for 3,647,267 shares of Common Stock.
  
  Row 10. Excludes 1,008,740 shares of Common Stock underlying warrants that are not currently exercisable because their exercise would result in exceeding the Beneficial Ownership Blocker described above.
- Investment Group of Abdiel LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 18,074,988; sole dispositive power 0; shared dispositive power 18,074,988; aggregate amount beneficially owned 18,074,988 (13.7% of the class); the aggregate amount excludes certain shares
  Comment: Row 6, 8 and 9. Comprised of (i) 10,135,433 shares of Common Stock and (ii) 7,939,555 shares of Common Stock issuable upon exercise of a warrant with an exercise price of US$0.45 per share. The warrant is for the purchase of a total of up to 10,135,433 shares of Common Stock. The Reporting Person is prohibited from exercising the warrant if, as a result of such exercise, the Reporting Person (collectively with certain other parties, the "Attribution Parties") would beneficially own more than 19.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the "Beneficial Ownership Blocker"). As such, the warrant can currently only be exercised for 7,939,555 shares of Common Stock.
  
  Row 10. Excludes 2,195,878 shares of Common Stock underlying warrants that are not currently exercisable because their exercise would result in exceeding the Beneficial Ownership Blocker described above.
- Investment Group of Abdiel GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 18,074,988; sole dispositive power 0; shared dispositive power 18,074,988; aggregate amount beneficially owned 18,074,988 (13.7% of the class); the aggregate amount excludes certain shares
  Comment: Row 6, 8 and 9. Comprised of (i) 10,135,433 shares of Common Stock and (ii) 7,939,555 shares of Common Stock issuable upon exercise of a warrant with an exercise price of US$0.45 per share. The warrant is for the purchase of a total of up to 10,135,433 shares of Common Stock. The Reporting Person is prohibited from exercising the warrant if, as a result of such exercise, the Reporting Person (collectively with certain other parties, the "Attribution Parties") would beneficially own more than 19.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the "Beneficial Ownership Blocker"). As such, the warrant can currently only be exercised for 7,939,555 shares of Common Stock.
  
  Row 10. Excludes 2,195,878 shares of Common Stock underlying warrants that are not currently exercisable because their exercise would result in exceeding the Beneficial Ownership Blocker described above.
- Colin T. Moran: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 26,378,262; sole dispositive power 0; shared dispositive power 26,378,262; aggregate amount beneficially owned 26,378,262 (19.99% of the class); the aggregate amount excludes certain shares
  Comment: Row 6, 8 and 9. Comprised of (i) 14,791,440 shares of Common Stock (consisting of 4,656,007 held by Abdiel Investments LP and 10,135,433 held by Investment Group of Abdiel LP) and (ii) 11,586,822 shares of Common Stock issuable upon exercise of warrants (consisting of 3,647,267 held by Abdiel Investments LP and 7,939,555 held by Investment Group of Abdiel LP) with an exercise price of US$0.45 per share. The warrants (consisting of 4,656,007 held by Abdiel Investments LP and 10,135,433 held by Investment Group of Abdiel LP) are for the purchase of a total of up to 14,791,440 shares of Common Stock. The Reporting Person is prohibited from exercising the warrants if, as a result of such exercise, the Reporting Person (collectively with certain other parties, the "Attribution Parties") would beneficially own more than 19.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the "Beneficial Ownership Blocker"). As such, the warrants can currently only be exercised for 11,586,822 shares of Common Stock (consisting of 3,647,267 exercisable by Abdiel Investments LP and 7,939,555 exercisable by Investment Group of Abdiel LP).
  
  Row 10. Excludes 3,204,618 shares of Common Stock underlying warrants (consisting of 1,008,740 held by Abdiel Investments LP and 2,195,878 held by Investment Group of Abdiel LP) that are not currently exercisable because their exercise would result in exceeding the Beneficial Ownership Blocker described above.

## Item 1. Issuer
Name of issuer: Rise Gold Corp.
Address of issuer's principal executive offices: 345 Crown Point Circle, Suite 600, Grass Valley, CA 95945

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by (i) Abdiel Capital Advisors, LP, (ii) Abdiel Investments LP, (iii) Abdiel Investments GP LLC, (iv) Investment Group of Abdiel LP, (v) Investment Group of Abdiel GP LLC, and (vi) Colin T. Moran (each, a "Reporting Person" and collectively, the "Reporting Persons"). The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is filed as Exhibit A hereto. The securities reported in this Schedule 13G are held by Abdiel Investments LP and Investment Group of Abdiel LP. Abdiel Investments GP LLC is the general partner of Abdiel Investments LP, Investment Group of Abdiel GP LLC is the general partner of Investment Group of Abdiel LP, and Abdiel Capital Advisors, LP is the investment manager of Abdiel Investments LP and Investment Group of Abdiel LP. Colin T. Moran is the managing member of Abdiel Investments GP LLC, Investment Group of Abdiel GP LLC, and Abdiel Capital Management, LLC, which is the general partner of Abdiel Capital Advisors, LP.
Address of principal business office or, if none, residence: 90 Park Avenue, 29th Floor New York, NY 10016
Citizenship: Abdiel Capital Advisors, LP, Abdiel Investments LP and Investment Group of Abdiel LP are Delaware limited partnerships. Abdiel Investments GP LLC and Investment Group of Abdiel GP LLC are Delaware limited liability companies. Colin T. Moran is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information requested herein is incorporated by reference to the cover pages to this Schedule 13G.
Percent of class: The information requested herein is incorporated by reference to the cover pages to this Schedule 13G. Percentage ownership is based on 120,370,467 shares of Common Stock outstanding as of October 27, 2025, as reported in the Issuer's Form 10-K for the fiscal year ended July 31, 2025 filed with the Securities and Exchange Commission on October 29, 2025, and for each Reporting Person gives effect to the exercise of warrants in accordance with the Beneficial Ownership Blocker defined in the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: The information requested herein is incorporated by reference to the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information requested herein is incorporated by reference to the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information requested herein is incorporated by reference to the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information requested herein is incorporated by reference to the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Abdiel Capital Advisors, LP: /s/ Colin T. Moran, Colin T. Moran/Managing Member of Abdiel Capital Partners, LLC, its General Partner (10/31/2025)
- Abdiel Investments LP: /s/ Colin T. Moran, Colin T. Moran/Managing Member of Abdiel Investments GP LLC, its General Partner (10/31/2025)
- Abdiel Investments GP LLC: /s/ Colin T. Moran, Colin T. Moran/Managing Member (10/31/2025)
- Investment Group of Abdiel LP: /s/ Colin T. Moran, Colin T. Moran/Managing Member of Investment Group of Abdiel GP LLC, its General Partner (10/31/2025)
- Investment Group of Abdiel GP LLC: /s/ Colin T. Moran, Colin T. Moran/Managing Member (10/31/2025)
- Colin T. Moran: /s/ Colin T. Moran, Colin T. Moran/individually (10/31/2025)
Comment: Exhibit A - Joint Filing Agreement